





UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53413

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-2020 (MM/DD/YY) AND ENDING 12-31-2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Butler Capital Partners

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Post Road - Titus House
(No. and Street)

Old Westbury	NY	11568
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey Harpel — 717-249-8803
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Keiter
(Name – *if individual, state last, first, middle name*)

4401 Dominion Boulevard	Glen Allen	VA	23060
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, R. Alan Butler, Managing Member, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Butler Capital Partners, as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None.

Signature

Managing Member

Title

Notary Public

KRISTIN FEENEY
NOTARY PUBLIC, STATE OF NEW YORK
Registration No 01FE6171053
Qualified in Nassau County
Commission Expires 7-16-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BUTLER CAPITAL PARTNERS

Statement of Financial Condition

December 31, 2020

SEC ID 8 - 53413

Filed pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT.

BUTLER CAPITAL PARTNERS

Table of Contents



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Managing Member of
Butler Capital Partners
Charlottesville, Virginia

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Butler Capital Partners (the "Company") as of December 31, 2020, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2005.

Glen Allen, Virginia
February 25, 2021

Certified Public
Accountants & Consultants
4401 Dominion Boulevard
Glen Allen, VA 23060
T:804.747.0000 F:804.747.3632

www.keitercpa.com

BUTLER CAPITAL PARTNERS

Statement of Financial Condition
December 31, 2020

Assets

Cash	$	293,809
Accounts receivable		3,813,196
Due from related parties		96,910
Property and equipment – net		3,663
Right-of-use asset - net		139,724
Other assets		64,288
Total assets	$	4,411,590

Liabilities and Member's Equity

Liabilities:		
Accrued commissions	$	1,686,290
Operating lease liability		139,724
Accounts payable, accrued liabilities and other liabilities		136,456
Payroll Protection Program Loan		222,700
Total liabilities		2,185,170
Member's equity		2,226,420
Total liabilities and member's equity	$	4,411,590

See accompanying notes to financial statement.

BUTLER CAPITAL PARTNERS

Notes to Financial Statement

1. **Summary of Significant Accounting Policies:**

   Nature of Business: Butler Capital Partners (the "Company") is a broker-dealer and operates as an investments marketing and consulting firm. The Company is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and the Securities Investor Protection Corporation ("SIPC").

   Basis of Accounting: The financial statement of the Company is prepared in accordance with U.S. generally accepted accounting principles ("U.S. GAAP").

   Credit Risks: Financial instruments which potentially expose the Company to concentrations of credit risk consist principally of cash and receivables from customers. The Company maintains its cash balances in financial institutions fully insured by the Federal Deposit Insurance Corporation up to $250,000. The Company's cash balance regularly exceeds the insured limit.

   At December 31, 2020, three customers accounted for 82% of accounts receivable.

   New Accounting Guidance: In June 2016, the FASB issued ASU 2016-13 – Current Expected Credit Losses ("CECL") which replaces the current incurred loss model used to measure impairment loss with an expected loss model for financial assets measured at amortized cost, which includes accounts receivable, due from related parties, and certain off-balance sheet arrangements. The Company adopted the standard on January 1, 2020, under the modified retrospective approach to the earliest period presented. The adoption of ASU 2016-13 did not have a material effect on the Company's financial statement.

   The Company has no historical credit losses. There are no current indications of non-receipt from counterparties. The Company projects no probability of future losses related to these balances. Due to these factors, management has determined that these receivables have minimal credit risk and, therefore, no allowance was deemed necessary at December 31, 2020.

   Property and Equipment: Property and equipment are stated at cost. Depreciation and amortization are calculated using straight-line and accelerated methods over the estimated useful lives of the related assets that range from 3 to 5 years.

   Income Taxes: For federal, state and local income tax purposes, the Company is treated as a sole proprietor. Accordingly, no provision has been made for federal, state or local income taxes since the taxable income of the Company is to be included in the tax returns of the individual member.

Notes to Financial Statement, Continued

1. **Summary of Significant Accounting Policies, Continued:**

    Income Taxes, Continued:

    The Company follows the Financial Accounting Standards Board ("FASB") guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statement. This requires the evaluation of tax positions taken or expected be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense and liability in the current year. Management has evaluated the Company's tax positions and concluded that the Company has taken no uncertain tax positions that require adjustment to the financial statement to comply with the provisions of this guidance as of December 31, 2020. The Company is not currently under audit by any tax jurisdiction.

    Use of Estimates: The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement and the reported amounts of revenues and expenses during the period reported. Actual results could differ from those estimates.

    Leases: The Company records all leasing activity with initial terms in excess of twelve months on the statement of financial condition with a right to use asset and a lease liability based on the net present value of rental payments.

    Subsequent Events: Management has evaluated subsequent events through February 25, 2021, the date the financial statement was issued, and has determined there are no subsequent events to be reported in the accompanying financial statement.

2. **Property and Equipment:**

    Property and equipment at December 31, 2020 consisted of the following:

Furniture and equipment	$ 74,801
Website	18,927
	93,728
Less: accumulated depreciation and amortization	(90,065)
Property and equipment - net	$ 3,663

3. **Right of Use Asset and Operating Lease Liability:**

    The Company's lease portfolio consists of four operating leases for office spaces in New Jersey and New York, which expire on various dates through 2022. A right of use asset and lease liability are recorded on the accompanying statement of financial condition using a discount rate of 6%, the Company's estimated incremental borrowing rate. The Company elected the practical expedient to account for the non-lease components for all asset classes.

Notes to Financial Statement, Continued

3.   Right of Use Asset and Operating Lease Liability, Continued:

Future maturities of the operating lease liability as of December 31, 2020 are as follows:

Year	Amount
2021	$130,002
2022	14,455
	144,457
Less: discount to present value	(4,733)
	$139,724

4.   Related Party Transactions:

During 2013, 2014, 2015 and 2017 the Company made five loans totaling $95,000 to an employee. The loans are non-interest bearing and have no defined repayment schedule. The balance on the loans was $95,000 as of December 31, 2020.

During 2020, the Company paid bills on behalf of an employee for personal expenses. At December 31, 2020 the outstanding balance was $1,910. This amount is included in due from related parties on the accompanying statement of financial condition.

5.   Profit Sharing Plan:

The Company has a 401(k) profit sharing plan covering substantially all employees who have met certain eligibility requirements. Contributions to the plan are at the Company's discretion and were discontinued in 2016. The Company did not contribute to the plan in 2020.

6.   Regulatory Requirements:

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and the ratio of aggregate indebtedness to net capital, of not more than 15 to 1. At December 31, 2020, the Company had net capital of $191,202, which was $76,019 in excess of required minimum net capital of $115,183. The Company's net capital ratio was 9.04 to 1. The Company has no possession or control obligations under Rule 15c3-3(b) or reserve deposit obligations under Rule 15c3-3(e) because its business is limited to investments marketing and consulting and it (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) does not carry accounts of or for customers; and (3) does not carry PAB accounts (as defined in Rule 15c3-3).

Notes to Financial Statement, Continued

7. **Paycheck Protection Program Loan:**

In response to the economic instability caused by Covid-19, the Coronavirus Aid Relief, and Economic Security Act (CARES Act) was passed by Congress and signed into law by the President on March 27, 2020. The Paycheck Protection Program was a component of the CARES Act and provided for a loan (PPP Loan) to provide a direct incentive for employers to keep their employees on the payroll. A PPP Loan is eligible for full or partial forgiveness if the funds are used for qualifying costs including payroll, rent, mortgage interest, or utilities during the covered period, as further defined in the CARES Act.

In April 2020, the Company was funded a PPP Loan in the amount of $222,700, with an interest rate of 1%, but payments were not required to begin until 6 months after the date of funding. The Company is eligible for loan forgiveness of up to 100% of the loan upon meeting certain requirements and incurring qualified costs. The PPP Loan was uncollateralized and fully guaranteed by the Small Business Administration.

As of December 31, 2020, the Company has used all loan proceeds for qualifying costs and is awaiting forgiveness from the Small Business Administration. The loan has been recorded on the accompanying statement of financial condition as a liability until the forgiveness application has been approved. Upon forgiveness, the Company will recognize the amount of the loan forgiven as income.

8. **Commitments and Contingencies:**

Subsequent to year-end, the Company was named as a defendant in a lawsuit. The Company does not expect the ultimate disposition of this matter to have a material effect on the Company's financial position or liquidity.